    As filed with the Securities and Exchange Commission on July 13, 1994
                                                           Registration No. 33-

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              -------------------
                                    FORM S-8
                             REGISTRATION STATEMENT
                                     Under
                           The Securities Act of 1933
                              -------------------
                                 AMAX GOLD INC.
             (Exact name of registrant as specified in its charter)
                              -------------------


         Delaware                                             06-1199974
    (State or other jurisdiction of                        (I.R.S. Employer
     incorporation or organization)                     Identification Number)

                          9100 East Mineral Circle
                         Englewood, Colorado  80112
                               (303) 643-5500
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


    Deferred Compensation Plan For Members of the Board of Directors of
                               Amax Gold Inc.;
         Stock Grant Plan For Nonemployee Directors of Amax Gold Inc.;
  Amax Gold Inc. 1992 Stock Option Plan; Amax Gold Inc. Performance Share Plan
                              (Full title of plan)
                              -------------------

      Paul J. Hemschoot, Jr.                          With copies to:
         Amax Gold Inc.                              Paul Hilton, Esq.
     9100 East Mineral Circle                     Davis, Graham & Stubbs
    Englewood, Colorado  80112             370 Seventeenth Street, Suite 4700
         (303) 643-5540                           Denver, Colorado 80202
                                                      (303) 892-9400

           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                              -------------------


                                             CALCULATION OF REGISTRATION FEE
========================================================================================================================
                                                                Proposed             Proposed
                                          Amount                maximum              maximum
      Title of each class of              to be              offering price         aggregate            Amount of
    securities to be registered        registered/1/          per share/2/       offering price/2/    registration fee
- ------------------------------------------------------------------------------------------------------------------------
Common Stock ($0.01 par value)......    4,200,000 shares         7.73         32,466,000.00              11,195.17
========================================================================================================================

(1) The Registration Statement covers 100,000 shares which are issuable pursuant to the Deferred Compensation Plan For Members of the Board of Directors of Amax Gold Inc.; 100,000 shares which are issuable pursuant to the Stock Grant Plan For Nonemployee Directors of Amax Gold Inc.; 525,650 shares which are issuable pursuant to options outstanding under and 2,474,350 which may be issuable pursuant to the Amax Gold Inc. 1992 Stock Option Plan and 850,000 shares which may be issuable pursuant to the Amax Gold Inc. Performance Shares Plan. The Registration Statement also covers 150,000 shares which may be issued pursuant to awards of Dividend Equivalents under the Amax Gold Inc. Performance Share Plan.

(2) Estimated solely for the purpose of calculating the amount of the registration fee. The price per share and aggregate offering price are based upon the actual exercise price of shares to be issued pursuant to options previously granted under the Amax Gold Inc. 1992 Stock Option Plan; and the average of the high and low prices of the Company's Common Stock on July 8, 1994 as reported on the New York Stock Exchange for shares to be awarded or subject to options to be granted under the Deferred Compensation Plan For Members of the Board of Directors of Amax Gold Inc.; Stock Grant Plan For Nonemployee Directors of Amax Gold Inc.; Amax Gold Inc. 1992 Stock Option Plan and Amax Gold Inc. Performance Share Plan.

REOFFER PROSPECTUS

                                  9,758 SHARES

                                 AMAX GOLD INC.

                                  COMMON STOCK
                                ($.01 PAR VALUE)

                               ----------------

  This Prospectus relates to the offer and sale by certain stockholders (the "Selling Stockholders") for their respective accounts of shares of Common Stock, par value $.01 per share (the "Common Stock") of Amax Gold Inc. (the "Company" or "Amax Gold") which have been issued by the Company pursuant to the Deferred Compensation Plan for members of the Board of Directors of Amax Gold Inc. As of the date hereof, a total of 9,758 shares of Common Stock granted to the Selling Stockholders pursuant to the employee benefit plan are outstanding. All of such shares are offered hereby. See "Plan of Distribution."

  The Company will not receive any of the proceeds from sales of Common Stock by the Selling Stockholders.

  THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. PROSPECTIVE PURCHASERS SHOULD CAREFULLY REVIEW THE MATTERS SET FORTH IN "RISK FACTORS."

                               ----------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                 ----------------

                  The date of this Prospectus is July 13, 1994

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at its Regional Offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W. Plaza, Washington, D.C. 20549. The Company is also subject to the information and reporting requirements of the securities regulatory authorities of certain provinces of Canada and files similar reports, proxy statements and other information with such authorities. The Common Stock is listed on the New York and Toronto Stock Exchanges and certain warrants to purchase Common Stock are listed on the American and Toronto Stock Exchanges. Such reports, proxy statements and other information can also be inspected and copied at the respective offices of these exchanges at the New York Stock Exchange, 20 Broad Street, New York, New York 10005, the Toronto Stock Exchange, 2 First Canadian Place, Toronto, Ontario, Canada M5X 1J2, and the American Stock Exchange, 86 Trinity Place, New York, New York 10006-1881.

  The Company has filed with the Commission a Registration Statement on Form S-8 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and the exhibits thereto for further information with respect to the Company and the Common Stock. The Registration Statement and the exhibits thereto can be obtained from or inspected and copied at the public reference facilities maintained by the Commission as described in the prior paragraph.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents which have been filed by the Company with the Commission pursuant to the Exchange Act are incorporated herein by reference:

    (a) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993 (No. 1-9620), filed with the Commission on March 18, 1994, pursuant to Section 13(a) or 15(d) of the Exchange Act.

    (b) The Company's Quarterly Report on Form 10-Q for the period ended March 31, 1994 filed on May 16, 1994, (No. 1-9620) pursuant to
        Section 13(a) or 15(d) of the Exchange Act.

    (c) The Company's Current Report on Form 8-K, dated March 7, 1994.

    (d) The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8A (No. 1-9617), filed with the Commission pursuant to the Exchange Act on July 9, 1987, as amended by filings on Form 8 constituting Amendment No. 1 to the Form 8A, filed with the Commission on July 28, 1987.

  All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock shall be deemed to be incorporated herein by reference and to be a part hereof from the date of filing of such documents.

  Any statement contained herein, or in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this

Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will furnish without charge to each person, including any beneficial owner of Common Stock, to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the documents incorporated by reference herein, except for the exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to Investor Relations, 9100 East
Mineral Circle, Englewood, Colorado 80112. Telephone requests may be directed to Investor Relations at (303) 643-5522.

                               ----------------

  NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                  THE COMPANY

  The Company is engaged in the mining and processing of gold and silver ore in the United States and Chile, the sale of refined gold and silver bullion and the exploration for, and acquisition and development of, gold-bearing properties in North, Central and South America. The Company's operating properties consist of a 100% interest in the Sleeper mine, an open pit gold mine in Humboldt County, Nevada; a 100% interest in the Hayden Hill mine, an open pit gold mine in Lassen County, California; an indirect 90% interest in the Guanaco mine, an open pit gold mine in the Guanaco Mining District approximately 145 miles southeast of Antofagasta, Chile; and a 100% interest in the Wind Mountain mine, an open pit gold mine in Washoe County, Nevada, at which mining ceased on January 30, 1992, although residual heap leach production has continued. The Company, having realized all future economic benefit from its 33.53% interest in the Waihi gold mine in New Zealand effective April 30, 1993, retains a nominal interest in such mine. At December 31, 1993, the Company had proven/probable gold reserves of approximately 268 million tons of ore containing approximately 7.4 million ounces of gold. In 1993, the Company produced approximately 210,900 ounces of gold and approximately 673,500 ounces of silver.

  The Company has two major gold development projects, Refugio and Fort Knox, which are in advanced stages of development. The Refugio project is a large scale, low grade gold deposit in central Chile in which the Company has an indirect 50% interest. The Fort Knox project is a 100% owned, large scale, low grade gold deposit located approximately 15 miles northeast of Fairbanks, Alaska. Feasibility studies have been completed with respect to both of these projects. In addition, the Company has a 62.5% joint venture interest in the Haile gold project in Lancaster County, South Carolina, which is in the evaluation stage. Since these development and evaluation projects are not on federal lands, none of them would be subject to currently proposed legislation in Congress to alter the General Mining Law. As a result of the Company's ongoing exploration and development efforts, the Company also has the right to earn a 60% interest in the Robertson property, an advanced-stage exploration prospect in Crescent Valley, Nevada, by completing a bankable feasibility study by November 1994.

  The Company was incorporated as a wholly-owned subsidiary of AMAX Inc., a New York corporation ("Amax"), in April 1987 to acquire the gold interests of Amax in the United States, Canada and the North Island of New Zealand. Amax sold approximately 13% of the then outstanding shares of Common Stock of the Company in the Company's initial public offering in July 1987. On November 15, 1993, Amax was merged with and into Cyprus Minerals Company (the "Cyprus Amax Merger"), which was renamed Cyprus Amax Minerals Company ("Cyprus Amax"). Immediately prior to the Cyprus Amax Merger, Amax, which at that time held approximately 68% of the Company's outstanding Common Stock, distributed approximately 21.8 million shares (approximately 28%) of the Company's Common Stock (together with all of the outstanding shares of common stock of Alumax Inc., a Delaware corporation that controlled Amax's aluminum business) in a distribution to its stockholders. Immediately following the stock distribution and the Cyprus Amax Merger, Cyprus Amax indirectly held approximately 31.3 million shares of the Company's Common Stock, which constituted approximately 40% of the then outstanding shares of Common Stock of the Company. Subsequent to the Cyprus Amax Merger, the Company and Cyprus Amax entered into a $100 million double convertible revolving line of credit (the "DOCLOC Agreement"), under which the Company could issue up to 12,099,213 shares of Common Stock to Cyprus Amax, and a stock purchase agreement providing for the purchase of 3,000,000 shares of the Company's Common Stock by Cyprus Amax (the "Stock Purchase Agreement"), both of which agreements are subject to stockholder approval. The issuance of Common Stock under these two agreements with Cyprus Amax could potentially increase Cyprus Amax's share of the outstanding shares of the Company's Common Stock to approximately 46.4 million shares (or approximately 49.7% prior to any sale of any Common Stock hereunder). See "Risk Factors--Stock Ownership of Cyprus Amax."

  The Company's Common Stock is listed on the New York and Toronto Stock Exchanges and certain warrants to purchase the Company's Common Stock are listed on the American and Toronto Stock Exchanges. The Company's executive offices are located at 9100 East Mineral Circle, Englewood, Colorado 80112, and its telephone number is (303) 643-5500.

                                  RISK FACTORS

  Prospective purchasers of Common Stock should carefully read this Prospectus and the documents incorporated by reference herein. Ownership of Common Stock involves certain risks. In determining whether to purchase Common Stock, prospective investors should consider carefully the following risk factors and the other information contained in this Prospectus.

PROJECT DEVELOPMENT RISKS

  The Company's principal development projects are an indirect 50% interest in the Refugio gold project and a 100% interest in the Fort Knox gold project. In addition, the Company has a 62.5% joint venture interest in the Haile gold project. The Company has completed feasibility studies for the Refugio and Fort Knox projects. There can be no assurance, however, that all of the remaining permits and regulatory approvals required for development of these projects will be issued in the time frame contemplated by the Company. Currently, the Company estimates that the additional capital expenditures for the Refugio and Fort Knox projects will total approximately $370 million to $410 million (of which the Company's share is between $310 million and $340 million in addition to capitalized acquisition and development costs of approximately $205 million as of December 31, 1993). The Company's estimated capital expenditures for the Refugio and Fort Knox projects are based upon currently available data and could increase or decrease depending upon a number of factors beyond the Company's control. In addition, the Company will not be able to commence construction until financing has been arranged. There can be no assurance that such financing can be arranged. Production will not commence until virtually all of the capital expenditures have been incurred. If capital expenditures are higher than currently estimated, additional financing may be required, and there can be no assurance that such additional financing will be available.

  Development projects have no operating history upon which to base estimates of future cash operating costs. Particularly for development projects, estimates of reserves and cash operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of the gold from the ore, comparable facility and equipment operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual cash operating costs and economic returns may differ significantly from those currently estimated. It is not unusual in new mining operations to experience unexpected problems during the start-up phase. For example, the Company experienced such problems at its Hayden Hill mine during the second half of 1992 and the first half of 1993. See "Reserve Estimates."

GOLD PRICE VOLATILITY

  The profitability of the Company's operations can be significantly affected by changes in the market price of gold. The market price of gold has fluctuated widely and is affected by numerous factors beyond the Company's control, including international economic trends, currency exchange fluctuations, expectations for inflation, speculative activities, consumption patterns (such as purchases of gold jewelry and the development of gold coin programs), purchases and sales of gold bullion holdings by central banks or other large gold bullion holders or dealers and global or regional political events, particularly in major gold-producing countries such as South Africa and some of the countries that formerly comprised the Soviet Union. Gold market prices are also affected by worldwide production levels, which have increased in recent years. The aggregate effect of these factors, all of which are beyond the Company's control, is impossible for the Company to predict. In addition, the market price of gold has on occasion been subject to rapid short-term changes because of market speculation. The following table sets forth for the years indicated the high and low selling prices of gold, first position, as provided by the Commodity Exchange, Inc. ("COMEX") in New York and the approximate average selling price for such years:

                                               YEAR ENDED DECEMBER 31,
                                      ------------------------------------------
                                      1994(1) 1993 1992 1991 1990 1989 1988 1987
                                      ------- ---- ---- ---- ---- ---- ---- ----
High.................................  $394   $407 $359 $403 $422 $419 $487 $497
Low..................................  $371   $326 $330 $344 $347 $358 $394 $392
Average..............................  $383   $360 $344 $362 $384 $382 $437 $447

- --------
(1) Through June 30, 1994.

  If the gold price is below the Company's cash production costs and remains below such level for any sustained period, the Company could experience additional losses and could determine that it is not economically feasible to continue commercial production at some or all of its operations or to continue the development of some or all of its projects. While the Company has historically used hedging techniques successfully to reduce the Company's exposure to such volatility, there can be no assurance that it will be able to do so effectively in the future.

RESERVE ESTIMATES

  While the Company's ore reserves have been reviewed by independent consultants, the ore reserve estimates presented in this Prospectus or incorporated herein by reference are necessarily imprecise and depend to some extent on statistical inferences drawn from limited drilling, which may, on occasion, prove unreliable. Should the Company encounter mineralization or formations at any of its mines or projects different from those predicted by drilling, sampling and similar examinations, reserve estimates may have to be adjusted and mining plans may have to be altered in a way that might adversely affect the Company's operations. Moreover, short-term operating factors relating to the ore reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades, may adversely affect the Company's profitability in any particular accounting period.

  Declines in the market price of gold may also render ore reserves containing relatively lower grades of gold mineralization, such as those currently identified at the Company's Hayden Hill mine and at the Company's Refugio and Fort Knox projects, uneconomic to exploit unless the utilization of forward sales or other hedging techniques is sufficient to offset the effects of a drop in the market price of the gold expected to be mined from such reserves. Proven/probable reserves at the Company's mines and development projects were calculated at December 31, 1993 based upon varying gold prices ranging from $300 per ounce of gold for Refugio to $375 and $400 per ounce of gold for the Company's other properties. If the Company's realized price per ounce of gold, including hedging benefits, were to decline substantially below these levels for an extended period, there could be material delays in the development of new projects, increased net losses, reduced cash flow, reductions in reserves and asset write-downs.

  In July 1993, the Company determined, as a result of its first year's mining experience and a thorough reevaluation of geologic data, that the mill grade ore at the Hayden Hill mine occurs in thinner, less continuous structures than was originally interpreted. As a result, the Company restated its proven/probable reserves at Hayden Hill to reclassify a significant portion of the deposit as a mineralized material until such time, if ever, that additional data from drilling and further mining establish otherwise. As a result of the restatement of the Hayden Hill reserves and the decision to reconfigure the mine as a heap leach operation and place the mill on standby status, the Company recognized a $64.1 million pre-tax ($41.9 million after-tax) write-down of the Hayden Hill asset as of June 30, 1993. In addition, after seven years of operation, recent production experience and a reinterpretation of geologic and metallurgical data at the Sleeper mine during the fourth quarter of 1993 led to a reduction of the proven/probable ore reserves at that mine. As a result, Amax Gold recognized a $23.6 million pre-tax ($15.6 million after-tax) write-down of the Sleeper asset as of December 31, 1993. See Note 7 to Consolidated Financial Statements in the Company's 1993 Form 10-K incorporated by reference herein.

ENVIRONMENTAL RISKS

  Mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. While the Company currently has insurance against environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) through Cyprus Amax, such insurance may not always be available at a reasonable price. To the extent the Company is subject to environmental liabilities, the payment of such liabilities would reduce funds otherwise available to the Company and could have a material adverse effect on the Company. Should the Company be unable to fully fund the cost of remedying an environmental problem, the Company might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy. The potential exposure may be significant and could have a material adverse effect on the Company.

  In the context of environmental permitting, including the approval of reclamation plans, the Company must comply with standards, laws and regulations which may entail greater or lesser costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority. It is possible that the costs and delays associated with compliance with such laws, regulations and permits could become such that the Company would not proceed with the development of a project or the operation or further development of a mine. Laws and regulations involving the protection and remediation of the environment are constantly changing and are generally becoming more restrictive. The Company has made, and expects to make in the future, significant expenditures to comply with such laws and regulations.

  Pending bills which affect environmental laws applicable to mining include versions which may substantially alter the Clean Water Act, Safe Drinking Water Act, Endangered Species Act and a bill which will introduce additional protection of wetlands (Wetlands Protection and Management Act). Adverse development and operating requirements in these acts could impair the ability of the Company as well as others to develop mineral resources. Revisions to current versions of these bills could occur prior to passage.

  The Environmental Protection Agency ("EPA") continues the development of a solid waste regulatory program specific to mining operations under the Resource Conservation and Recovery Act ("RCRA"). Of particular concern to the mining industry is a proposal by EPA titled "Recommendations for a Regulatory Program for Mining Waste and Materials Under Subtitle D of the Resource Conservation and Recovery Act" ("Strawman II") which, if implemented, would create a system of comprehensive federal regulation of the entire mine site. Many of these requirements would be duplicative of existing state regulations. Strawman II as currently proposed would regulate not only mine and mill wastes, but also numerous production facilities and processes which could limit internal flexibility in operating a mine. To implement Strawman II as proposed, the EPA must seek additional statutory authority, which is expected to be requested in connection with Congress' reauthorization of the RCRA.

  Operations at the Company's Guanaco mine and development of the Company's Refugio project are subject to regulation under the laws of Chile. In March 1994, the country's first comprehensive environmental framework law became effective. Among other things, this law (i) provides for the establishment of a comprehensive program for the issuance of permits for future exploration and mining activities, (ii) imposes the obligation to perform environmental impact analyses for mining and exploration projects or activities, (iii) creates a liability scheme for forms of environmental damage, and (iv) contemplates the issuance of regulations which will impose operating standards. The full impact of the new law on the mining industry in Chile is unclear at present.

OTHER GOVERNMENTAL REGULATION

  The Company's mining operations and exploration activities are subject to extensive federal, state, local and foreign laws and regulations governing exploration, development, production, exports, taxes, labor standards, occupational health, mine safety and other matters. The Company believes that it is in substantial compliance with all such material laws and regulations. New laws and regulations, amendments to existing laws and regulations, or more stringent implementation of existing laws and regulations could have a material adverse impact on the Company, prohibit, reduce or delay production at operating mines or prevent the development of new mining properties.

PROPOSED FEDERAL LEGISLATION

  The U.S. Congress is actively considering a proposed major revision of the General Mining Law, which governs mining claims and related activities on federal public lands. The Senate and House of Representatives each has passed a separate bill for mining law revisions and following conference committee action, a law may be enacted before the end of 1994. The Company anticipates that when this law is effective, it will impose a royalty upon production of minerals from federal lands and will contain new requirements for mined land reclamation and similar environmental control and reclamation measures. It remains unclear to what extent such new legislation will affect existing mining claims and operations. The effect of any revision of the General Mining Law on the Company's United States operations cannot be determined conclusively until such revision is enacted; however, such legislation could materially increase costs at Hayden Hill, which is primarily located on federal lands, and could impair the Company's ability to develop future mineral prospects on unpatented mining claims. Because the Refugio, Fort Knox and Haile projects are not on federal lands, none of these projects would be subject to such currently proposed federal legislation.

FOREIGN OPERATIONS

  Foreign operations and investments are subject to the risks normally associated with conducting business in foreign countries, including foreign exchange controls and currency fluctuations, limitations on repatriation of earnings, foreign taxation, laws or policies of particular countries, labor disputes and uncertain political and economic environments as well as risks of war and civil disturbances or other risks which could cause production difficulties or stoppages, restrict the movement of funds or result in the deprivation or loss of contract rights or the taking of property by nationalization or expropriation without fair compensation. Foreign operations could also be impacted by laws and policies of the United States affecting foreign trade, investment and taxation. The Company currently has significant operations and a significant development project in Chile, a nominal interest in a mine in New Zealand and an option on an exploration prospect in Panama.

EXPLORATION RISKS

  Mineral exploration, particularly for gold, is highly speculative in nature, involves many risks and frequently is nonproductive. There can be no assurance that the Company's mineral exploration efforts will be successful. Once mineralization is discovered, it usually takes a number of years from the initial phases of exploration until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish ore reserves through drilling, to determine metallurgical processes to extract the metal from the ore and, in the case of new properties, to construct mining and processing facilities. As a result of these uncertainties, no assurance can be given that the Company's exploration programs will result in the expansion or replacement of existing reserves, some of which are being depleted by current production.

  The Company expects to enter into an Exploration Joint Venture Agreement (the "Exploration JV") with Cyprus Amax effective January 1, 1994, under which the Company and Cyprus Amax will pool their efforts for the principal purpose of discovering and developing future gold prospects, with Cyprus Amax providing 75% and the Company providing 25% of the initial exploration funding for such prospects. Such Exploration JV is expected to broaden the geographic reach of the Company's gold exploration program and reduce its cost by sharing key personnel and spreading the high risks associated with exploration. Nevertheless, the Company will initially have only a 25% interest in any prospects discovered through the

Exploration JV. Cyprus Amax's 75% interest in gold prospects developed through the Exploration JV will be available for Amax Gold to purchase prior to a decision to place such prospect in production, but only at the then fair market value for such interest (which may be determined by mutual agreement). This could ultimately increase the Company's cost of acquiring such prospects.

MINING RISKS AND INSURANCE

  The business of gold mining generally is subject to a number of risks and hazards, including environmental hazards, industrial accidents and rock falls, labor disputes, flooding, interruptions due to inclement or hazardous weather conditions and other acts of God. Such risks could result in damage to, or destruction of, mineral properties or production facilities, personal injury, environmental damage, process and production delays, monetary losses and possible legal liability. While the Company maintains through Cyprus Amax, and intends to continue to maintain, insurance consistent with industry practice, no assurance can be given that such insurance will continue to be available, be available at economically acceptable premiums or be adequate to cover any resulting liability.

TITLE TO PROPERTIES

  The validity of unpatented mining claims, which constitute a significant portion of the Company's property holdings in the United States, is often uncertain and may be contested. Three of the Company's properties--the Sleeper mine, the Wind Mountain mine and a portion of the Hayden Hill mine--are located on unpatented federal lode and placer mining claims. In addition, most of the Company's exploration properties in the United States also consist of unpatented federal mining claims or leases of such claims. Unpatented mining claims are unique property interests and are generally considered subject to greater title risk than patented mining claims and real property interests owned in fee simple. Substantially all of the Fort Knox property is located on Alaska State mining claims which are subject to certain title risks similar to those affecting federal unpatented mining claims. In addition, these lands have been included in a list of lands submitted to the Alaska State Legislature to help reconstitute the Alaska Mental Health Trust (the "Trust") pursuant to legislation enacted in May 1994 amending legislation enacted in June 1991. If the Fort Knox lands are conveyed to the Trust, the conveyance would be subject to all encumbrances or interests of record, including the upland mining lease, millsite permit and other permits already issued by the State of Alaska, and rentals and royalties would be payable to the Trust rather than to the State of Alaska. The Trust could potentially assert its interests with respect to any applications for future permits or rights (or applications for material modifications, if any, to existing permits or rights) and could at some time attempt to increase the amount of royalties payable with respect to production from the Fort Knox property.

  The Company has filed a patent application with the United States Bureau of Land Management ("BLM") for certain claims at its Sleeper mine, and the BLM has issued a Mineral Entry Final Certificate for these claims; however, there can be no assurance that the BLM will grant a patent for such claims. The Company has not filed a patent application for any of its other properties and, under proposed legislation to change the General Mining Law, patents may not be obtainable for such other properties. Although the Company has attempted to acquire satisfactory title to its undeveloped properties, the Company does not generally obtain title opinions until financing is sought to develop a property, with the attendant risk that title to some properties, particularly title to undeveloped properties, may be defective. Mining operations in Chile are conducted under concession or mining leases issued pursuant to applicable laws.

STOCK OWNERSHIP OF CYPRUS AMAX

  As of June 30, 1994, Cyprus Amax held approximately 40% of the outstanding shares of the Company's Common Stock. As a result of the DOCLOC Agreement and the Stock Purchase Agreement, Cyprus Amax's share of outstanding shares of the Company's Common Stock could potentially increase to approximately 49.7% prior to any sale of Common Stock hereunder. Directors and officers of Cyprus Amax comprise four of the six members of the Company's Board of Directors. Milton H. Ward, Co-Chairman of the Board, President and Chief Executive Officer of Cyprus Amax, is the Chairman of the Board, President and Chief Executive Officer of Amax Gold; Gerald J. Malys, Senior Vice President and Chief Financial Officer of Cyprus Amax, is a director of Amax Gold; Allen Born, Co-Chairman of Cyprus Amax, is a director of Amax Gold; and Rockwell A. Schnabel, a director of Cyprus Amax, is a director of Amax Gold.

  The Company is also dependent upon Cyprus Amax with respect to the provision of certain services to the Company including exploration, insurance, accounting, cash management and other administrative services. These services are provided by Cyprus Amax under agreements, some of which may be terminated on 180 days prior notice. New agreements are currently being negotiated between the Company and Cyprus Amax to replace certain agreements in place with Amax at the time of the Cyprus Amax Merger. In addition, the Company rents its principal offices from Cyprus Amax. As of March 31, 1994, the Company owed $25.4 million to Cyprus Amax, primarily as a result of advances that were made by Amax to the Company prior to the Cyprus Amax Merger, and Cyprus Amax had guaranteed $53.7 million of the Company's indebtedness. In addition, pursuant to the Stock Purchase Agreement, Cyprus Amax will purchase 3,000,000 shares of Common Stock at a purchase price of $6.888 per share, the average closing price per share of Common Stock for the ten-day period prior to the signing of the commitment letter. The proceeds of the sale will be used to retire indebtedness owed by Amax Gold to Cyprus Amax. Cyprus Amax has also entered into the DOCLOC Agreement to make available to the Company a $100 million double convertible revolving line of credit. Outstanding indebtedness under the DOCLOC Agreement may be repaid by the Company issuing a like amount of its newly created $2.25 Series A Convertible Preferred Stock, which may be converted by Cyprus Amax into a maximum of 12,099,213 shares of the Company's Common Stock at $8.265 per share, a 20% premium over the average closing price per share of Common Stock for the ten-day period prior to the signing of the commitment letter. The Company will have the right to redeem such Convertible Preferred Stock with the Company's Common Stock at a price per share equal to the greater of $5.854 or the average closing price per share (up to $8.265) for a predetermined period prior to redemption. The ability of the Company to issue its Series A Convertible Preferred Stock to repay indebtedness owed to Cyprus Amax under the DOCLOC Agreement and to issue Common Stock upon conversion or redemption of such Series A Convertible Preferred Stock and the issuance of the shares of Common Stock to Cyprus Amax under the Stock Purchase Agreement are conditioned upon the Company's obtaining the approval of its stockholders by the affirmative vote of 66 2/3% of the shares of the Company's outstanding Common Stock which are not owned by Cyprus Amax and the affirmative vote of 50% of all outstanding shares of the Company's Common Stock at a special meeting of stockholders. The acquisition by Cyprus Amax of 3,000,000 shares of Common Stock under the Stock Purchase Agreement, combined with the potential issuance of up to 12,099,213 shares of Common Stock under the DOCLOC Agreement, could increase Cyprus Amax's ownership of the Company's outstanding shares of Common Stock to approximately 49.7%.

                             SELLING STOCKHOLDERS

  The following table shows the names of the Selling Stockholders, the number of shares of Company Common Stock owned beneficially by each of them, or their nominees, as of July 11, 1994, and the number of shares which may be offered pursuant to this Prospectus (such offered shares shall be referred to herein as the "Stockholder Securities"). This information is based on information provided by the Selling Stockholders or their representatives. Because the Selling Stockholders may offer all, some or none of the Stockholder Securities which they hold, no definitive estimate can be given as to the number of Stockholder Securities that will be held by the Selling Stockholders upon termination of such offering. Shares of Common Stock held by Selling Stock-holders may be sold either pursuant to the Registration Statement of which this Prospectus is a part or pursuant to Rule 144 under the Securities Act.

                             SHARES BENEFICIALLY               SHARES               SHARES BENEFICIALLY
                             OWNED BEFORE SALES         OFFERED FOR SELLING          OWNED AFTER SALES
                            UNDER THIS PROSPECTUS     STOCKHOLDER'S ACCOUNT(1)    UNDER THIS PROSPECTUS(2)
                         ---------------------------- ------------------------ -----------------------------
SELLING STOCKHOLDER          NUMBER      PERCENTAGE            NUMBER              NUMBER       PERCENTAGE
- -------------------      ------------- --------------          ------          -------------  --------------
Paul W. MacAvoy.........         2,533            **           2,509                      24              **
Emil Mosbacher Jr.......        10,542            **           7,249                   3,293              **

- --------
 ** Less than one percent (1%) of Common Stock outstanding June 30, 1994.
(1) Figures in this column consist of shares issued pursuant to employee benefit plans, as that term is defined under Rule 405 of the Securities Act.
(2) Figures in this column assume the sale by the Selling Stockholders of all of their Stockholder Securities.

                             PLAN OF DISTRIBUTION

  The shares of Common Stock covered by this Prospectus may be offered or sold from time to time by the Selling Stockholders, or by pledgees, donees, transferees or other successors in interest. Such sales may be made on the New York Stock Exchange and/or the Toronto Stock Exchange, in block trades, pursuant to purchases by a broker or a dealer as principal, in private transactions or otherwise, at prices then prevailing in the market or at negotiated prices. The Company will not receive any of the proceeds from sales by Selling Stockholders.

  Any broker or dealer involved in the offer or sale of the shares included herein may receive brokerage commissions or discounts. To the knowledge of the Company, there is currently no agreement with any broker or dealer respecting such transactions. Upon sale of such shares, any or all of the Selling Stockholders or anyone effecting sales on behalf of the Selling Stockholders may be deemed an underwriter, as that term is defined in the Securities Act. None of the Selling Stockholders believes he is an underwriter within the meaning of the Securities Act. All expenses of the registration of the Common Stock covered by this Prospectus are to be borne by the Company.

                                 LEGAL MATTERS

  The validity of the issuance of the shares of Common Stock described herein will be passed upon by Paul J. Hemschoot Jr., Vice President, Secretary and General Counsel of the Company.

                                    EXPERTS

  The financial statements and schedules incorporated by reference in this Prospectus and elsewhere in the Registration Statement have been audited by Coopers and Lybrand, independent accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                                    PART II

               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

3.  Incorporation of Documents by Reference.

    Amax Gold Inc. (the "Company" or "Registrant"), hereby states that the following documents filed with the Securities and Exchange Commission (the "Commission") are hereby incorporated or deemed to be incorporated in this Registration Statement by reference as of their date of filing with the
Commission:

   (a) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993 (No. 1-9620), filed with the Commission on March 18, 1994, pursuant to Section 13(a) or 15(d) of the Exchange Act of 1934 (the "Exchange Act").

   (b)  The Company's Quarterly Report on Form 10-Q for the period ended
March 31, 1994 filed on May 16, 1994, (No. 1-9620) pursuant to Section 13(a) or 15(d) of the Exchange Act.

   (c)  The Company's Current Report on Form 8-k, dated March 7, 1994.

   (d) The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8A (No. 1-9617), filed with the Commission pursuant to the Exchange Act on July 9, 1987, as amended by filings on Form 8 constituting Amendment No. 1 to the Form 8A, filed with the Commission on July 28, 1987.

    All other documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Registration Statement and prior to the filing of a Post-Effective Amendment to this Registration Statement indicating that all securities offered under the Registration Statement have been sold, or deregistering all securities then remaining unsold, are also incorporated herein by reference and shall be a part hereof from the date of filing of such documents.

    Any statement contained in a document incorporated by, or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

4.  Description of Securities.

    Not applicable.

5.   Interests of Named Experts and Counsel.

     Mr. Paul J. Hemschoot, Jr. is Vice President, Secretary and General Counsel to the Company and is providing the opinion filed as Exhibit 5.1 to the Registration Statement. Mr. Hemschoot is beneficial owner of 8,432 shares of Common Stock of the Company, including shares beneficially owned under benefit plans of the Company and shares issuable pursuant to options exercisable within 60 days.

6.   Indemnification of Directors and Officers.

     Article SIXTH of the Company's Restated Certificate of Incorporation and
Article VI of the Company's Bylaws (collectively the "Governance Documents") confers on the Company's officers and directors indemnification rights.

     Section 102 of the Delaware General Corporation Law (the "Delaware Law") allows a corporation to eliminate the personal liability of a director of a corporation to the corporation or to any of its stockholders for monetary damage for a breach of his fiduciary duty as a director, except in the case where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Article SIXTH of the Company's Restated Certificate of Incorporation eliminates directors' personal liability in accordance with such Section 102 of the Delaware Law.

     Section 145 of the Delaware Law authorizes corporations to indemnify directors and officers against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement reasonably incurred in connection with civil, criminal, administrative, or investigative actions, suits or proceedings to which such persons are parties or threatened to be made a party by reason of their corporate position (other than actions by or in the right of the corporation to procure a judgment in its favor--so called "derivative suits") if such persons acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. With respect to derivative suits, Section 145 prescribes a similar standard of care but limits the available indemnification to expenses (including attorneys' fees) reasonably incurred in connection with the defense or settlement of such action or suit and further provides that if the derivative suit results in a judgment that the person seeking indemnification is liable to the corporation, no such indemnification is to be made without court approval. Section 145(f) of the Delaware Law also specifically permits corporations to provide their officers, directors, employees and agents with indemnification and advancement of expenses in addition to those specifically required and/or permitted to be provided pursuant to other provisions of such Section 145.

     Under the provisions of the Governance Documents, each person who was or is made a party to, or is threatened to be made a party to or is involved in, any action, suit or other legal proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer of the Company, or is or was performing services at the Company's request for another entity, including service with respect to employee benefit plans, shall be indemnified to the full extent permitted by Delaware Law as in effect or as it may be amended against all costs, charges, expenses, liabilities and losses (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred by such person in connection with such proceeding. The rights to indemnification conferred pursuant to the Governance Documents are contract rights and include the right to receive payment for expenses of defending a proceeding as to which there may be a right to indemnification prior to its final disposition, provided that if the Delaware Law requires (and it currently does), such advance payment shall be made only upon receipt by the Company of an undertaking to the effect that all amounts so advanced will be repaid if it is ultimately found that the party who received such amounts is not entitled to be indemnified. The effect of providing that the indemnification rights are contract rights is to permit indemnified individuals to enforce such provisions directly against the Company. In addition, the Governance Documents authorize the Company to provide other permissible indemnification. Finally, the Governance Documents provide that the Company may (and it does) maintain insurance to protect itself and any of its officers, directors, employees or agents, to the limit of such coverage, against any expense, liability or loss, even if the Company would not have the power itself to indemnify such person against such expense, liability or loss under the Delaware Law.

7.   Exemption from Registration Claimed.

     Not applicable.

8.   Exhibits

     4.1 Deferred Compensation Plan For Members of the Board of Directors of Amax Gold Inc.

     4.2 Stock Grant Plan For Nonemployee Directors of Amax Gold Inc.

     4.3 Amax Gold Inc. 1992 Stock Option Plan.

     4.4 Amax Gold Inc. Performance Share Plan.

     4.5 Specimen Director Deferral Agreement for Deferred Compensation Plan for Members of the Board of Directors of Amax Gold Inc.

     4.6 Specimen Option Agreement For Grant of Incentive and/or NonQualified Stock Option.

     5.1 Opinion and Consent of Paul Hemschoot Jr., Esq., General Counsel of Amax Gold Inc.

    23.1 Consent of General Counsel.  See Exhibit 5.1.

    23.2 Consent of Coopers & Lybrand.

9.     Undertakings

       A. The undersigned Registrant hereby undertakes: (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement, or any material change to such information in the Registration Statement; (2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

       B. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       C. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Englewood, County of Arapahoe, State of Colorado, on the 13th day of July, 1994.

                                 AMAX GOLD INC.


                                By:/s/ Paul J. Hemschoot
                                   --------------------------------------------
                                   Paul J. Hemschoot, Jr.
                                   Vice President, Secretary and General Counsel


          Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

          Signature                    Title                           Date
          ---------                  ---------                       --------


/s/ Milton H. Ward             Chairman of the Board, President    July 13, 1994
- ---------------------------    Chief Executive Officer and Director
Milton H. Ward                 (Principal Executive Officer)


/s/ Mark A. Lettes             Vice President - Finance            July 13, 1994
- ---------------------------    and Chief Financial Officer
Mark A. Lettes                 (Principal Financial Officer)


/s/ Pamela L. Saxton           Vice President and Controller       July 13, 1994
- ---------------------------    (Principal Accounting Officer)
Pamela L. Saxton

/s/ Allen Born                 Director                            July 13, 1994
- ---------------------------
Allen Born


/s/ Gerald J. Malys            Director                            July 13, 1994
- ---------------------------
Gerald J. Malys

/s/ Rockwell A. Schnabel       Director                            July 13, 1994
- --------------------------
Rockwell A. Schnabel


/s/ Vernon F. Taylor, Jr.      Director                            July 13, 1994
- ---------------------------
Vernon F. Taylor, Jr.


/s/ Russell L. Wood            Director                            July 13, 1994
- ---------------------------
Russell L. Wood

                                 EXHIBIT INDEX

Exhibit                                                              Sequential
  No.     Description                                                Page No.
- --------------------------------------------------------------------------------

 4.1 Deferred Compensation Plan For Members of the Board of Directors of Amax Gold Inc.

 4.2    Stock Grant Plan For Nonemployee Directors of Amax Gold Inc.

 4.3    Amax Gold Inc. 1992 Stock Option Plan.

 4.4    Amax Gold Inc. Performance Share Plan.

 4.5 Specimen Director Deferral Agreement for Deferred Compensation Plan for Members of the Board of Directors of Amax Gold Inc.

 4.6 Specimen Option Agreement For Grant of Incentive and/or NonQualified Stock Option.

 5.1 Opinion and Consent of Paul Hemschoot Jr., Esq., General Counsel of Amax Gold Inc.

23.1    Consent of General Counsel.  See Exhibit 5.1.

23.2    Consent of Coopers & Lybrand.